SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2008 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)	

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition**

    On November 6, 2008, Radio One, Inc. issued a press release setting forth the results for its third quarter ended Sepetmber 30, 2008. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 6, 2008: Radio One, Inc. Reports Third Quarter Results

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	RADIO ONE, INC.
	/s/ Peter D. Thompson
November 07, 2008	Peter D. Thompson
	Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

November 6, 2008   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS
THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2008. Net revenue was approximately $86.2 million, a decrease of 2% from the same period in 2007. Station operating income[1] was approximately $34.7 million, a decrease of 17% from the same period in 2007. The Company recorded a non-cash impairment charge against the Company's FCC licenses of approximately $337.9 million which lead to a net operating loss of approximately $315.6 million. Net loss was approximately $266.1 million or a loss of $2.81 per basic share, a decrease from the reported net income of approximately $4.7 million or $.05 per basic share for the same period in 2007.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Clearly all advertising based companies, including radio are experiencing extremely challenging times given the slowdown in consumer spending, and I expect this to continue through all of 2009. Our focus remains on increasing our radio market share, cutting costs and diversifying into TV and online revenues. We continue to make progress on each of these goals, by outperforming our radio markets by 170 bps year to date, restructuring our radio workforce, and generating solid revenue growth in TV One and Interactive One.

National revenues continue to be a drag on our radio business (down 17% YTY), mitigated somewhat by increased political revenues (up 319% YTY). The automotive category continues to show sharp declines, down 37% YTY, which accounts for over 10% of our business. After adjusting for asset impairments and other one-time items, we reduced our operating expenses by 3% for the quarter compared to previous third quarter.

The integration of Community Connect Inc. has been achieved as planned, and we now have in excess of eight million monthly unique visitors to our online properties, viewing over 500 million pages each month. Our ability to provide advertising clients with access to 82% of all African Americans across a platform of radio, TV, online and print gives us a unique niche in the market, and puts us in a strong position for the long term."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007 (as adjusted)[2]	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007 (as adjusted)[2]
	(unaudited) (in thousands)		(unaudited) (in thousands)	
NET REVENUE	$ 86,156	$ 88,214	$ 242,086	$ 244,874
:OPERATING EXPENSES				
Programming and technical	21,477	18,547	61,273	54,461
Selling, general and administrative	30,012	27,760	82,019	75,094
Corporate selling, general and administrative	6,729	4,633	30,687	20,293
Stock-based compensation	415	913	1,372	2,505
Depreciation and amortization	5,222	3,664	14,057	11,047
Impairment of long-lived assets	337,936	-	337,936	5,506
Total operating expenses	401,791	55,517	527,344	168,906
Operating (Loss) Income	(315,635)	32,697	(285,258)	75,968
INTEREST INCOME	(111)	(292)	(442)	(853)
INTEREST EXPENSE	14,130	18,400	46,549	55,047
GAIN ON RETIREMENT OF DEBT	(5,679)	-	(6,694)	-
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	1,119	2,903	3,918	10,209
OTHER EXPENSE, net	49	15	93	23
(Loss) income before (benefit) provision from income taxes, minority interest in income of subsidiaries and discontinued operations	(325,143)	11,671	(328,682)	11,542
(BENEFIT) PROVISION FROM INCOME TAXES	(59,651)	5,513	(40,992)	6,164
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,260	1,274	3,141	3,099
Net (Loss) Income from continuing operations	(266,752)	4,884	(290,831)	2,279
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	639	(194)	(5,808)	(5,642)
Net (Loss) Income	$ (266,113)	$ 4,690	$ (296,639)	$ (3,363)
Weighted average shares outstanding - basic[4]	94,537,081	98,710,633	97,219,115	98,710,633
Weighted average shares outstanding - diluted[5]	94,537,081	98,725,387	97,219,115	98,710,633

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		Three Months Ended September 30,			Nine Months Ended September 30,	
		2008	2007		2008	2007
			(as adjusted)[2]			(as adjusted)[2]
			(unaudited)			(unaudited)
		(in thousands, except per share data)			(in thousands, except per share data)	
PER SHARE DATA - basic and diluted:						
(Loss) income from continuing operations per share (basic)	$	(2.82)	$ 0.05	$	(2.99)	$ 0.02*
Income (loss) from discontinued operations per share (basic)	$	0.01	$ (0.00)	$	(0.06)	$ (0.06) *
Net (loss) income per share (basic)	$	(2.81)	$ 0.05	$	(3.05)	$ (0.03) *
Income from continuing operations per share (diluted)		N/A	$ 0.05		N/A	N/A
Loss from discontinued operations per share (diluted)		N/A	$ (0.00)		N/A	N/A
Net income per share (diluted)		N/A	$ 0.05		N/A	N/A
SELECTED OTHER DATA						
Station operating income [1]	$	34,667	$ 41,907	$	98,794	$ 115,319
Station operating income margin (% of net revenue)		40.2%	47.5%		40.8%	47.1%
Station operating income reconciliation:						
Net (loss) income	$	(266,113)	$ 4,690	$	(296,639)	$ (3,363)
Plus: Depreciation and amortization		5,222	3,664		14,057	11,047
Plus: Corporate selling, general and administrative expenses		6,729	4,633		30,687	20,293
Plus: Stock-based compensation		415	913		1,372	2,505
Plus: Equity in loss of affiliated company [3]		1,119	2,903		3,918	10,209
Plus: (Benefit) provision from income taxes		(59,651)	5,513		(40,992)	6,164
Plus: Minority interest in income of subsidiaries		1,260	1,274		3,141	3,099
Plus: Interest expense		14,130	18,400		46,549	55,047
Plus: Impairment of long-lived assets		337,936	-		337,936	5,506
Plus: Other expense		49	15		93	23
Less: Gain on retirement of debt		(5,679)	-		(6,694)	-
Less: (Income) loss from discontinued operations, net of tax		(639)	194		5,808	5,642
Less: Interest income		(111)	(292)		(442)	(853)
Station operating income	$	34,667	$ 41,907	$	98,794	$ 115,319
Adjusted EBITDA[6]	$	27,938	$ 37,274	$	68,107	$ 95,026
Adjusted EBITDA reconciliation:						
Net (loss) income	$	(266,113)	$ 4,690	$	(296,639)	$ (3,363)
Plus: Depreciation and amortization		5,222	3,664		14,057	11,047
Plus: (Benefit) Provision from income taxes		(59,651)	5,513		(40,992)	6,164
Plus: Interest expense		14,130	18,400		46,549	55,047
Less: Interest income		(111)	(292)		(442)	(853)
EBITDA	$	(306,523)	$ 31,975	$	(277,467)	$ 68,042
Plus: Equity in loss of affiliated company [3]		1,119	2,903		3,918	10,209
Plus: Minority interest in income of subsidiaries		1,260	1,274		3,141	3,099
Plus: Impairment of long-lived assets		337,936	-		337,936	5,506
Plus: Stock-based compensation		415	913		1,372	2,505
Plus: Other expense		49	15		93	23
Less: Gain on retirement of debt		(5,679)	-		(6,694)	-
Less: (Income) loss from discontinued operations, net of tax		(639)	194		5,808	5,642
Adjusted EBITDA	$	27,938	$ 37,274	$	68,107	$ 95,026

*Per share amounts do not add due to rounding.

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	September 30, 2008	December 31, 2007
	(unaudited)	(as adjusted)[2]
SELECTED BALANCE SHEET DATA:	(in thousands)	
Cash and cash equivalents	$ 30,393	$ 24,247
Intangible assets, net	1,032,094	1,310,321
Total assets	1,246,205	1,663,342
Total debt (including current portion)	765,149	815,504
Total liabilities	920,876	1,030,736
Total stockholders' equity	324,204	628,717
Minority interest in subsidiaries	1,125	3,889

	Current Amount Outstanding	Applicable Interest Rate (a)
	(in thousands)	
SELECTED LEVERAGE AND SWAP DATA:		
Senior bank term debt (swap matures 6/16/2010) (a)	$ 25,000	6.27%
Senior bank term debt (swap matures 6/16/2012) (a)	25,000	6.47%
Senior bank term debt (at variable rates) (b)	124,400	4.81%
Senior bank revolving debt (at variable rates) (b)	141,500	5.40%
8-$\frac{7}{8}$% senior subordinated notes (fixed rate)	248,900	8.88%
6-$\frac{3}{8}$% senior subordinated notes (fixed rate)	200,000	6.38%
Capital lease obligation	361	6.24%

(a) A total of $50.0 million is subject to fixed rate swap agreements that became effective in June 2005. Under our fixed rate swap agreements, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit agreement. That spread is currently set at 2.00% and is incorporated into the applicable interest rates set forth above.

(b) Subject to rolling three month and six month LIBOR plus a spread currently at 2.00% and incorporated into the applicable interest rate set forth above. This tranche is not covered by swap agreements described in footnote (a).

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, and 10-Q and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue decreased to approximately $86.2 million for the quarter ended September 30, 2008, from approximately $88.2 million for the same period in 2007, a decrease of 2%. In April 2008, we acquired Community Connect Inc. ("CCI"), an online social networking company, which resulted in the consolidation of approximately $4.1 million in net revenue from their operations during the quarter. However, declines in our radio revenues more than offset the additional revenue from CCI. Consistent with the overall declines in the markets in which we operate, we experienced a decrease in radio net revenue, with national revenue continuing to drive a significant portion of the decline. Our Atlanta market experienced a considerable net revenue decline, and we experienced more modest declines in our Raleigh-Durham, Washington, DC, Cleveland and Dallas markets. These declines were offset in part from net revenue growth in our Philadelphia market, as well as increased net revenue from new syndicated programs and internet revenue from station websites. Reach Media experienced a decline in revenue due to TV licensing revenue which ended in 2007, and less revenue from fewer and smaller sponsored events. Net revenue is reported net of agency and outside sales representative commissions of approximately $9.2 million and $10.0 million for the quarters ended September 30, 2008 and 2007, respectively. Excluding the approximately $4.1 million in net revenue generated by CCI, net revenue declined 6.9% for the quarter ended September 30, 2008, compared to the same period in 2007.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets increased to approximately $58.2 million from approximately $50.9 million for the quarters ended September 30, 2008 and 2007, respectively, an increase of 14%. Approximately $4.1 million of the increase resulted from consolidating the operating results of CCI. Contributing to the increase is an approximate $2.4 million retention bonus reduction recorded during the third quarter 2007 for the former Chief Financial Officer, given his early departure in December 2007. Other increases in operating expenses resulted from approximately $1.8 million in additional spending on our internet initiative, additional research associated with Arbitron's new portable people meter methodology ("PPM"), higher on-air talent expenses, mainly for new syndicated shows, additional bad debts expense, driven in part by a client bankruptcy and $490,000 in severance and other one-time costs associated with a recent reduction of the Company's radio division workforce. Through cost reduction efforts, we realized savings in the areas of marketing and promotions, events spending, legal and professional, travel and entertainment, and benefits resulting from the suspension of our 401(k) match program. In addition, we also spent less in revenue variable expenses such as commissions and national representative fees. Excluding the approximately $1.8 million additional spending on our internet initiative, CCI's $4.1 million in operating expenses, the $490,000 in one-time restructuring expense, and adjusting for the 2007 $2.4 million retention bonus reduction, operating expenses declined 3% for the three months ended September 30, 2008, compared to the same period in 2007.

Stock-based compensation decreased to $415,000 from $913,000 for the quarters ended September 30, 2008 and 2007, respectively, a decline of 55%. Stock-based compensation consists of expenses associated with our January 1, 2006 adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Share-Based Payment*," and expenses associated with restricted stock grants. The decrease in stock-based compensation was due to a significant decline in the Company's stock price, forfeitures and cancellations for former employees and the completion of the vesting period for certain stock options. The decrease was offset in part due to expense for additional stock options and restricted stock grants associated with new employment agreements for the Chief Executive Officer, the Founder and Chairperson and the Chief Financial Officer.

Depreciation and amortization expense increased to approximately $5.2 million compared to approximately $3.7 million for the quarters ended September 30, 2008 and 2007, respectively, an increase of 43%. The consolidation of CCI's operating results accounted for approximately $1.4 million of the increase, including an amount of approximately $1.0 million in amortization expense associated with certain assets acquired as part of that acquisition, mainly registered membership lists, advertiser relationships and a favorable office lease. Additional depreciation and amortization for capital expenditures made subsequent to September 30, 2007 were offset in part by a decrease in amortization expense associated with certain affiliate agreements acquired as part of our February 2005 purchase of 51% of Reach Media.

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Impairment of long-lived assets was approximately $337.9 million for the quarter ended September 30, 2008, compared to no charge for the same period in 2007. The amount relates to non-cash impairment charges recorded to reduce the carrying value of radio broadcasting licenses to their estimated fair values. The impairments occurred in 11 of our 16 markets, namely in Charlotte, Cincinnati, Cleveland, Columbus, Dallas, Houston, Indianapolis, Philadelphia, Raleigh-Durham, Richmond and St. Louis. The impairments are driven in large part by slower revenue growth at the industry and market levels, declining radio station transaction multiples and a higher cost of capital. The recent and gradual decline in values for long-lived assets such as licenses and other intangibles are neither unique nor specific to our individual markets. This trend has impacted the valuations of the industry as a whole and has impacted other broadcast and traditional media companies.

Interest expense decreased to approximately $14.1 million for the quarter ended September 30, 2008, from approximately $18.4 million for the same period in 2007, a decline of 23%. The decrease in interest expense resulted primarily from interest savings associated with lower net borrowings due to debt paydowns and bond redemptions and lower interest rates which impacted the variable portion of our debt. Interest expense savings was also driven by the absence of fees incurred with the operation of WPRS-FM (formerly WXGG-FM) pursuant to a local marketing agreement ("LMA") that began in April of 2007. LMA fees are classified as interest expense, and we closed on the purchase of WPRS-FM in June 2008 for approximately $38.0 million in cash.

Gain on retirement of debt was approximately $5.7 million for the quarter ended September 30, 2008, compared to no activity for the same period in 2007. The gain on retirement of debt was due to the redemption of $43.1 million of the Company's previously outstanding $292.0 million $8^{7}/_{8}$ senior subordinated notes due July 2011. An amount of $248.9 million remained outstanding as of September 30, 2008.

Equity in losses of affiliated company decreased to approximately $1.1 million for the quarter ended September 30, 2008, from approximately $2.9 million for the same period in 2007, a decline of 62%. The amounts are attributable to our share of losses generated by TV One, LLC ("TV One") for the quarters ended September 30, 2008 and 2007, respectively. The Company's share of TV One's income or losses is driven by TV One's current capital structure and the Company's ownership levels in the equity securities of TV One that are currently absorbing its net income or losses. An adjustment was made to equity in loss of affiliated company for the quarter ended September 30, 2007 to correct for a change in TV One's capital structure. Pursuant to Staff Accounting Bulletin ("SAB") 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the three month period ended September 30, 2007 by $110,000 and increased the previously reported equity in loss of affiliated company for the nine month period ended September 30, 2007 by approximately $2.7 million.

Benefit from income taxes was approximately $59.7 million for the quarter ended September 30, 2008, compared to a provision for income taxes of approximately $5.5 million for the quarter ended September 30, 2007. In prior years, we recorded a deferred tax liability ("DTL") related to the amortization of indefinite-lived assets that are deducted for tax purposes, but not deducted for book purposes. Also in prior years, the Company generated deferred tax assets ("DTAs"), mainly federal and state net operating loss ("NOLs") carryforwards. In the fourth quarter of 2007, except for DTAs in its historically profitable filing jurisdictions, and DTAs associated with definite-lived assets, the Company recorded a full valuation allowance for all other DTAs, including NOLs, as it was determined that more likely than not, the DTAs would not be realized. As such, the benefit from income taxes for the current quarter was offset partially by recording a full valuation allowance against the additional NOLs generated from the tax deductible amortization of indefinite-lived assets, as well as a full valuation recorded against DTAs created by the intangible asset impairment charges recorded in the current quarter. The current quarter tax benefit and offsetting valuation allowances resulted in an effective tax rate for the three months ended September 30, 2008 of 18.4%, and an estimated annual effective tax rate 12.5%.

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Income from discontinued operations, net of tax, was $639,000 for the quarter ended September 30, 2008, compared to a loss of $194,000 for the same period in 2007. Included in the income or loss from discontinued operations, net of tax, are the results of operations for our sold stations, which included our Los Angeles, Miami, Augusta, Louisville, Dayton, Minneapolis and Boston WILD-FM stations. The income or loss from discontinued operations, net of tax, includes a tax benefit of $716,000 for the three months ended September 30, 2008, compared to a tax provision of approximately $2.7 million for the same period in 2007.

Other pertinent financial information includes capital expenditures of approximately $2.8 million and $1.4 million for the quarters ended September 30, 2008 and 2007, respectively. Additionally, as of September 30, 2008, Radio One had total debt (net of cash balances) of approximately $734.8 million.

In September 2008, the Company's 51% owned subsidiary, Reach Media, through its board of directors, declared a common stock dividend of $5.0 million. The dividend was paid in October 2008. Fifty-one percent of the dividend, or approximately $2.5 million was paid to the Company and 49%, also approximately $2.5 million was paid to the Reach Media minority shareholders.

Throughout the quarter ended September 30, 2008, the Company redeemed $43.1 million of its previously outstanding $292.0 million $8^7/_8$ senior subordinated notes due July 2011. The redemption resulted in an approximately $5.7 million gain on the sale of retirement of debt, and an amount of $248.9 million remained outstanding as of September 30, 2008.

In March 2008, the Company's board of directors authorized a repurchase of shares of the Company's Class A and Class D common stock through December 31, 2009 of up to $150.0 million, the maximum amount allowable under the Credit Agreement. The amount and timing of such repurchases will be based on pricing, general economic and market conditions, and the restrictions contained in the agreements governing the Company's credit facilities and subordinated debt and certain other factors. While $150.0 million is the maximum amount allowable under the Credit Agreement, in 2005 under a prior board authorization, the Company utilized approximately $78.0 million to repurchase common stock leaving capacity of $72.0 million under the Credit Agreement. During the period ended September 30, 2008, the Company repurchased 421,661 shares of Class A common stock at an average price of $1.32 and 8.8 million shares of Class D common stock at an average price of $0.99. For the nine months ended September 30, 2008, the total amount spent in shares repurchased was approximately $9.2 million. As of September 30, 2008, the Company had $62.8 million in capacity available under the share repurchase program taking into account the limitations of the Credit Agreement and prior repurchase activity.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited and adjusted statements of operations for the three and nine months ended September 30, 2008 and 2007 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications associated with accounting for discontinued operations. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts. In addition, an adjustment was made to equity in loss of affiliated company for the three and nine months ended September 30, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the three month period ended September 30, 2007 by $110,000 and increased the previously reported equity in loss of affiliated company for the nine month period ended September 30, 2007 by approximately $2.7 million.

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Three Months Ended September 30, 2008
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 86,156	$ 66,750	$ 14,929	$ 5,576	$ (1,099)
OPERATING EXPENSES:					
Programming and technical	21,477	14,273	4,781	3,373	(950)
Selling, general and administrative	30,012	21,248	4,212	5,297	(745)
Corporate selling, general and administrative	6,729	-	1,819	-	4,910
Stock-based compensation	415	26	-	39	350
Depreciation and amortization	5,222	2,474	1,001	1,433	314
Impairment of long-lived assets	337,936	337,936	-	-	-
Total operating expenses	401,791	375,957	11,813	10,142	3,879
Operating (loss) income	(315,635)	(309,207)	3,116	(4,566)	(4,978)
INTEREST INCOME	(111)	-	(23)	(4)	(84)
INTEREST EXPENSE	14,130	-	-	8	14,122
GAIN ON RETIREMENT OF DEBT	(5,679)	-	-	-	(5,679)
EQUITY IN LOSS OF AFFILIATED COMPANY	1,119	-	-	-	1,119
OTHER EXPENSE, net	49	49	-	-	-
(Loss) Income before benefit from income taxes, minority interest in income of subsidiaries and discontinued operations	(325,143)	(309,256)	3,139	(4,570)	(14,456)
BENEFIT FROM INCOME TAXES	(59,651)	(59,010)	(641)	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,260	1,254	-	-	6
Net (Loss) Income from continuing operations	(266,752)	(251,500)	3,780	(4,570)	(14,462)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	639	639	-	-	-
Net (Loss) Income	$ (266,113)	$ (250,861)	$ 3,780	$ (4,570)	$ (14,462)

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Three Months Ended September 30, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 88,214	$ 71,957	$ 15,948	$ 1,083	$ (774)
OPERATING EXPENSES:					
Programming and technical	18,547	13,653	4,965	838	(909)
Selling, general and administrative	27,760	22,028	4,620	1,383	(271)
Corporate selling, general and administrative	4,633	-	1,945	-	2,688
Stock-based compensation	913	481	-	43	389
Depreciation and amortization	3,664	2,238	1,135	10	281
Total operating expenses	55,517	38,400	12,665	2,274	2,178
Operating income (loss)	32,697	33,557	3,283	(1,191)	(2,952)
INTEREST INCOME	(292)	-	(2)	-	(290)
INTEREST EXPENSE	18,400	300	-	-	18,100
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	2,903	164	164	-	2,575
OTHER EXPENSE, net	15	2	-	13	-
Income (Loss) before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	11,671	33,091	3,121	(1,204)	(23,337)
PROVISION FOR INCOME TAXES	5,513	4,341	1,172	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,274	1,282	-	-	(8)
Net Income (Loss) from continuing operations	4,884	27,468	1,949	(1,204)	(23,329)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(194)	(194)	-	-	-
Net Income (Loss)	$ 4,690	$ 27,274	$ 1,949	$ (1,204)	$ (23,329)

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Nine Months Ended September 30, 2008
(in thousands, unaudited, as adjusted)

	Consolidated		Radio One		Reach Media		Internet/ Publishing		Corporate/ Eliminations/Other	
STATEMENT OF OPERATIONS:										
NET REVENUE	$	242,086	$	197,809	$	36,794	$	10,613	$	(3,130)
OPERATING EXPENSES:										
Programming and technical		61,273		42,134		14,562		7,416		(2,839)
Selling, general and administrative		82,019		65,978		6,350		11,895		(2,204)
Corporate selling, general and administrative		30,687		-		5,648		-		25,039
Stock-based compensation		1,372		515		-		128		729
Depreciation and amortization		14,057		7,019		2,999		2,960		1,079
Impairment of long-lived assets		337,936		337,936		-		-		-
Total operating expenses		527,344		453,582		29,559		22,399		21,804
Operating (loss) income		(285,258)		(255,773)		7,235		(11,786)		(24,934)
INTEREST INCOME		(442)		-		(84)		(2)		(356)
INTEREST EXPENSE		46,549		710		1		18		45,820
GAIN ON RETIREMENT OF DEBT		(6,694)		-		-		-		(6,694)
EQUITY IN LOSS OF AFFILIATED COMPANY		3,918		-		-		-		3,918
OTHER EXPENSE (INCOME), net		93		49		-		44		-
(Loss) Income before (benefit) provision from income taxes, minority interest in income of subsidiaries and discontinued operations		(328,682)		(256,532)		7,318		(11,846)		(67,622)
(BENEFIT) PROVISION FROM INCOME TAXES		(40,992)		(41,877)		885		-		-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES		3,141		3,125		-		-		16
Net (Loss) Income from continuing operations		(290,831)		(217,780)		6,433		(11,846)		(67,638)
(LOSS) FROM DISCONTINUED OPERATIONS, net of tax		(5,808)		(5,808)		-		-		-
Net (Loss) Income	$	(296,639)	$	(223,588)	$	6,433	$	(11,846)	$	(67,638)

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Nine Months Ended September 30, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 244,874	$ 205,032	$ 38,885	$ 2,769	$ (1,812)
OPERATING EXPENSES:					
Programming and technical	54,461	39,609	14,926	2,632	(2,706)
Selling, general and administrative	75,094	65,796	7,319	2,374	(395)
Corporate selling, general and administrative	20,293	-	5,870	-	14,423
Stock-based compensation	2,505	1,488	1	69	947
Depreciation and amortization	11,047	6,749	3,399	53	846
Impairment of long-lived assets	5,506	5,506	-	-	-
Total operating expenses	168,906	119,148	31,515	5,128	13,115
Operating income (loss)	75,968	85,884	7,370	(2,359)	(14,927)
INTEREST INCOME	(853)	-	(18)	-	(835)
INTEREST EXPENSE	55,047	601	-	-	54,446
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	10,209	533	538	-	9,138
OTHER EXPENSE, net	23	8	-	13	2
Income (loss) before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	11,542	84,742	6,850	(2,372)	(77,678)
PROVISION FOR INCOME TAXES	6,164	3,640	2,524	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	3,099	3,067	-	-	32
Net Income (Loss) from continuing operations	2,279	78,035	4,326	(2,372)	(77,710)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(5,642)	(5,642)	-	-	-
Net (Loss) Income	$ (3,363)	$ 72,393	$ 4,326	$ (2,372)	$ (77,710)

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Radio One will hold a conference call to discuss its results for the third quarter of 2008. This conference call is scheduled for Thursday, November 6, 2008 at 10:00AM Eastern Daylight Time. To participate on this call, U.S. callers may dial toll free 1-800-553-0273; international callers may dial direct (+1) 651-291-0618 at least five minutes prior to the scheduled time of the call.

The conference call will be recorded and made available for replay from 12:30 p.m. Eastern Daylight Time November 6, 2008 until 11:59PM Eastern Daylight Time November 7, 2008. Interested parties may listen to the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 965195. Access to live audio and replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven calendar days following the call.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 broadcast stations located in 16 urban markets in the United States. Additionally, Radio One owns Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Notes:

1   "Station operating income" consists of net (loss) income before depreciation and amortization, corporate expenses, stock based compensation, equity in loss of affiliated company, provision (benefit) for income taxes, minority interest in income of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, gain on retirement of debt, and loss (income) from discontinued operations, net of tax. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings, gain on retirement of debt, overhead, stock-based compensation, impairment of long-lived assets, results of operations and income (losses) from asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of operating income to station operating income has been provided in this release.

2   Certain reclassifications associated with accounting for discontinued operations have been made to prior quarter balances to conform to the current presentation. These reclassifications had no effect on any other previously reported net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "as adjusted".

3   An adjustment was made to equity in loss of affiliated company for the three and nine months ended September 30, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the three month period ended September 30, 2007 by $110,000 and increased the previously reported equity in loss of affiliated company for the nine month period ended September 30, 2007 by approximately $2.7 million.

4   For the three months ended September 30, 2008 and 2007, Radio One had 94,537,081 and 98,725,387 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

5   For the nine months ended September 30, 2008 and 2007, Radio One had 97,219,115 and 98,710,633 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

6   "Adjusted EBITDA" consists of net (loss) income plus (1) depreciation, amortization, provision (benefit) for income taxes, interest expense, equity in loss of affiliated company, and minority interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other expense, (income) loss from discontinued operations, net of tax, less (2) and interest income and gain on retirement of debt. Net income before interest income, interest expense, provision (benefit) for income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in loss of our affiliated company, gain on retirement of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income to EBITDA and Adjusted EBITDA has been provided in this release.